UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42758

CTW

(Exact Name of Registrant as Specified in Its Charter)

29F, 1 Chome-9-10,

ARK Hills Sengokuyama Mori Tower
Roppongi, Minato City,

Tokyo 106-0032, Japan

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Resolutions Adopted at Annual General Meeting

On May 7, 2026, CTW (formerly known as CTW Cayman, the “Company”) held an annual general meeting of shareholders (the “AGM”) in Tokyo, Japan. At the AGM, shareholders of the Company passed the resolutions to (i) change the Company’s corporate name, (ii) amend and restate the Company’s amended and restated memorandum and articles of association by deleting in their entirety and replacing with the Company’s second amended and restated memorandum and articles of association, as attached to the notice of the AGM, and (iii) authorize related actions to implement the above resolutions.

The second amended and restated memorandum and articles of association is attached as Exhibit 3.1 hereto.

Corporate Name Change

The change of the Company's corporate name became effective upon shareholder approval at the AGM on May 7, 2026. Effectively on or around May 13, 2026 (U.S. Eastern Time), the Company’s Class A ordinary shares will begin trading under the new corporate name “CTW” on the Nasdaq Capital Market. The Company’s ticker symbol CTW and CUSIP number will remain unchanged.

The Company issued a press release relating to the foregoing, which is furnished as Exhibit 99.1 hereto.

Safe Harbor Statements

This report contains statements that may constitute “forward-looking” statements pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the expected use of proceeds, the Company’s ability to satisfy conditions to future closings, and the Company’s future plans and strategies. Words such as “may,” “will,” “expects,” “plans,” “intends,” “believes,” “estimates,” “anticipates,” “targets,” and similar expressions are intended to identify such forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements. Additional information regarding these and other risks is included in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this report, except as required by law.

Exhibit Index

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum and Articles of Association, effective May 7, 2026
99.1	Press Release – CTW Shareholders Approve Corporate Name Change at 2026 Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2026	CTW

	By:	/s/ Patrick Liu
	Name:	Patrick Liu
	Title:	Chief Financial Officer

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